UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 12b-25
NOTIFICATION OF LATE FILING

(check one):[X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

For Period Ended: December 31, 2005
----------------
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Read instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________
Part I - REGISTRANT INFORMATION

Northstar Electronics, Inc.
________________________________________________________________________
Full Name of Registrant

________________________________________________________________________
Former Name if Applicable

1455 - 409 Granville Street
________________________________________________________________________
Address of Principal Executive Offices (Street and Number)

Vancouver, British Columbia, Canada V6C 1T2
________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

There is a delay in completing the audit review for the year ended December
31, 2005. The Company expects that the review will be completed shortly and the filing done within the next two weeks.
(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

Wilson Russell	604	685 0364
______________________	________________	______________________
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
[] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Northstar Electronics, Inc.
---------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2006 By Wilson Russell, President
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S. C. 1001).